UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended January 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-9494

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tiffany & Co.
727 Fifth Avenue
New York, NY 10022
(212) 755-8000

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Tiffany and Company Employee Profit Sharing
and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended January 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended January 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of January 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
July 22, 2016

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	January 31, 2016
Assets:
Investments, at fair value (Note C)	$379,056
Investments, at contract value (Note E)	61,068
Total investments	440,124

Receivables:
Employer's contributions	11,374
Employees' contributions	599
Notes receivable from participants	12,005
Total receivables	23,978
Net assets available for benefits	$464,102

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2015
	Participant Directed	Non-Participant Directed
(in thousands)	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value (Note C)	$476,561	$70	$476,631
Receivables:
Employer's contributions	14,605	—	14,605
Employees' contributions	1,539	—	1,539
Due from broker for securities sold	277	—	277
Notes receivable from participants	11,721	—	11,721
Total receivables	28,142	—	28,142
Net assets available for benefits	$504,703	$70	$504,773

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 2016

	Participant Directed	Non-Participant Directed
(in thousands)	Various Funds	Employee Stock Ownership Account	Total
Additions to net assets attributed to:
Interest and dividends	$7,379	$1	$7,380
Total investment income	7,379	1	7,380
Contributions and rollovers:
Employees	25,846	—	25,846
Employer	11,291	—	11,291
Total contributions	37,137	—	37,137
Interest income on notes receivable from participants	526	—	526
Total additions	45,042	1	45,043
Deductions from net assets attributed to:
Net (depreciation) appreciation in fair value of investments	(48,689)	7	(48,682)
Withdrawals and distributions	(36,281)	—	(36,281)
Administrative and investment related expenses	(751)	—	(751)
Total deductions	(85,721)	7	(85,714)
Transfers	78	(78)	—
Decrease in net assets available for benefits	(40,601)	(70)	(40,671)
Net assets available for benefits:
Beginning of year	504,703	70	504,773
End of year	$464,102	$—	$464,102

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.     DESCRIPTION OF PLAN

The following description of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. and its U.S. subsidiaries and has an employee profit-sharing feature. Effective February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the “DCRB”) to eligible employees hired on or after January 1, 2006. Tiffany and Company (the "Company"), a subsidiary of Tiffany & Co., is the Plan sponsor.

Effective August 1, 2015, the assets of the Plan are maintained and transactions therein are executed by Prudential Bank & Trust, FSB, the trustee of the Plan (“Trustee”). Prior to August 1, 2015, the assets of the Plan were maintained by DWS Trust Company, Inc., an affiliate of Deutsche Bank, Inc. The Plan record keeper is Prudential Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee (the “Plan Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Employees automatically become participants in the profit-sharing feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and are automatically enrolled in the 401(k) feature 60 days after their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt out of 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire. Prior to February 1, 2015, officers of Tiffany & Co. (those subject to Section 16 of the Securities Exchange Act of 1934) did not share in contributions made under the profit-sharing feature of the Plan.

Contributions

The profit-sharing feature of the Plan is non-contributory on the part of participating employees and is funded by sponsor contributions. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the profit-sharing contribution. Sponsor profit-sharing contributions, if any, are based on achievement by Tiffany & Co. of certain targeted earnings objectives as established by the Board of Directors of Tiffany & Co. in accordance with, and subject to, the terms and limitations of the Plan. Effective February 1, 2014, sponsor contributions, if any, are in the form of cash. These contributions are deposited into the 401(k) feature of the plan in accordance with each eligible employee’s selected investment allocations or, for those employees who have not selected investment allocations, a qualified default investment alternative. Prior to February 1, 2014, sponsor contributions were in the form of shares of Tiffany & Co. common stock. Employees with two or more years of service may diversify a contribution made in the form of Tiffany & Co. common stock into other investment options provided under the Plan. As of January 31, 2016, the sponsor did not have a cash contribution payable. As of January 31, 2015, the sponsor had a cash contribution payable of $3,075,000.

The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifty (50) percent of their annual compensation, not to exceed $18,000 in 2015 (or $24,000 for individuals over 50 years of age), subject to annual inflation adjustments in future years, contributed to the 401(k) feature of the Plan as a tax deferred contribution, and subject to certain limitations applicable to highly compensated employees.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

With respect to employer contributions, following the end of each Plan year, a matching contribution may be made at the discretion of the Plan sponsor to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2016 and 2015 is equal to up to fifty percent (50%) of each participant's contributions, with a maximum matching contribution of three percent (3%) of such participant's total compensation. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan. Employer contributions are determined by a formula using the participant’s eligible compensation, age and years of service.

Participant Accounts

Each participant's 401(k) and DCRB account is credited with the participant's contributions, if applicable, employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. Allocations are based on participant account balances. Contributions under the profit-sharing feature of the Plan are allocated to participants' accounts on an equal basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

All amounts contributed by employees under the 401(k) feature of the Plan and earnings thereon are immediately 100% vested and non-forfeitable at all times. Employer contributions under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years or more	20%
3 years or more	40%
4 years or more	60%
5 years or more	80%
6 years or more	100%

A participant also becomes vested in his or her DCRB employer contributions upon termination of employment by reason of death or if employment with the Company ends at or after age 65. Contributions to participant accounts associated with the profit-sharing feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her profit-sharing account and employer matching contributions upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after attaining age 65.

In the event a participant leaves the Company prior to becoming fully vested, forfeited cash contributions under the profit-sharing feature will be used to reduce future employer contributions to the DCRB or profit-sharing features of the Plan. Forfeitures relating to the profit-sharing feature of the Plan totaled $67,424 and $80,138 at January 31, 2016 and 2015, respectively, and were subsequently used to reduce employer contributions. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset future employer matching contributions to other participants’ accounts. Forfeitures of contributions in the 401(k) and DCRB portion of the Plan totaled $1,456,423 and $1,102,730 at January 31, 2016 and 2015, respectively. Forfeitures of $1,451,774 and $743,213 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2016 and 2015, respectively.

Administrative Expenses

The Plan accrues a percentage of the fair value of the Plan assets which is transferred into a holding account to pay recordkeeping fees and other administrative expenses as they come due. The Company must pay any expenses which exceed amounts accumulated in the holding account.

Notes Receivable from Participants and Withdrawals

Participants may borrow from their 401(k) accounts up to a maximum amount of no more than $50,000 or fifty percent (50%) of their total vested 401(k) account balance, including employer matching contributions. The Plan permits each participant to undertake up to two loans simultaneously. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 9.25 percent. Principal and interest is paid ratably through payroll deductions.

Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on contributions) and their rollover contributions, if any, on the basis of hardship as permitted under the Plan.

Payment of Benefits

Distributions of the participant’s account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the profit-sharing feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of Tiffany & Co.'s contribution to the profit-sharing feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee may vote shares for which no instructions were received from the participant in the same proportion as those shares for which instructions are received.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Investment Valuation

Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the net asset values (“NAV”) reported by the Trustee of the funds which are based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. Investments in pooled separate accounts are measured by the net unit value, which is based on the fair value of the underlying assets of the account. Investments in group annuity insurance contracts are measured at contract value, which equals the value of deposits made to the contract plus earnings at guaranteed crediting rates, less withdrawals and fees.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Income Recognition

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Therefore, no allowance for credit losses has been recorded as of January 31, 2016 or 2015.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

New Accounting Standards

In May 2015, the FASB issued ASU 2015-07 – Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for interim and annual reporting periods beginning after December 15, 2015 and early application is permitted. The Plan is currently evaluating the impact of this ASU on the financial statement disclosures.

In July 2015, the FASB issued ASU 2015-12 – Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Only Part I and II of the ASU are applicable to the Plan. Part I of this guidance designates contract value as the only required valuation measure for fully benefit-responsive contracts. Part II of this guidance eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. This ASU is effective for fiscal years beginning after December 15, 2015. Earlier application is permitted and the amendments of Parts I and II should be applied retrospectively. The Plan elected early adoption of ASU 2015-12 and, as a result of the retrospective application, the Notes to Financial Statements have been adjusted to reflect the simplifications permitted by the guidance.

C.     FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities and are considered to be most reliable.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs reflecting the reporting entity’s own assumptions and require the most judgment.

Refer to Note B for the valuation methods used to fair value Plan assets.

The following tables provide information by level for assets that are measured at fair value on a recurring basis:

		Fair Value Measurements Using Inputs Considered as
(in thousands)	Fair Value at January 31, 2016	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$90,210	$90,210	$—	$—
Mutual funds	145,945	145,945	—	—
Common and collective trusts	96,696	—	96,696	—
Pooled separate accounts	46,205	—	46,205	—
Total investments at fair value	$379,056	$236,155	$142,901	$—

		Fair Value Measurements Using Inputs Considered as
(in thousands)	Fair Value at January 31, 2015	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$127,803	$127,803	$—	$—
Mutual funds	287,057	287,057
Common and collective trusts	61,771	—	61,771	—
Total investments at fair value	$476,631	$414,860	$61,771	$—

D.     NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan’s investments with a reported NAV per share at January 31, 2016 and 2015:

	Fair Value * at (in thousands)
Investment	January 31, 2016	January 31, 2015	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Deutsche Stock Index Trust	$—	$61,771	$—	Daily	None	None
JP Morgan SmartRetirement Passive Blend Income Fund	4,431	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2015 Fund	1,814	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2020 Fund	26,678	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2025 Fund	182	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2030 Fund	22,707	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2035 Fund	368	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2040 Fund	29,640	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2045 Fund	352	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2050 Fund	10,436	—	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2055 Fund	88	—	—	Daily	None	None

*	The fair value of the investment has been estimated using the NAV of the investment.

E.     GROUP ANNUITY INSURANCE CONTRACT

At January 31, 2016, the Plan held an investment in the Principal Preservation Separate Account (“PPSA”), a group annuity insurance product of Prudential Retirement Insurance and Annuity Company (“PRIAC”). The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract. The interest crediting rates for the PPSA are determined by PRIAC without the use of a specific formula and are not based on the performance of the assets held in the collateral account, and may not be less than 1.50%. Based on those factors, the fair value of the PPSA approximates the contract value, which totaled $61,067,966 at January 31, 2016. Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.

There are no events that would limit the ability of the Plan to transact at contract value paid either immediately or, depending upon the rate environment and cash flow levels, over time. There are no events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value.

F.     PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include pooled separate accounts and a mutual fund managed by Prudential Bank & Trust, FSB, the Plan Trustee. The Plan Trustee also manages a group annuity insurance contract, issued by PRIAC. Therefore, investment transactions in these investments are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the parent company of the Plan sponsor. At January 31, 2016 and 2015, the Plan held 1,413,059 and

1,475,098 shares of Tiffany & Co. common stock with a cost basis of $69,206,047 and $70,440,163, respectively. For the year ended January 31, 2016, the Plan recorded dividend income in the amount of $2,267,715 from participants' investments in Tiffany & Co. common stock.

G.     TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed Tiffany and Company by a letter dated August 28, 2014, that the Plan was designed and in conformity with the applicable requirements of the Internal Revenue Code. There were no amendments required by the IRS as a condition to issuing its determination letter. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

H.     CONCENTRATIONS OF CREDIT AND MARKET RISK

The Plan provides for various investment options in any one or a combination of Tiffany & Co. common stock, common and collective trusts, pooled separate accounts, a group annuity insurance contract and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

I.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, unless the Plan is continued by a successor to the Company, the Plan will automatically terminate and the Plan's assets will be liquidated.

Tiffany and Company
Employee Profit Sharing and Retirement Savings Plan
Plan Number: 002
EIN: 13-1387680
Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of January 31, 2016

	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares, units or par value	Cost	Current value
	JP Morgan SmartRetirement Passive Blend Income Fund	Common/Collective Trust	235,838	$4,598,130	$4,431,399
	JP Morgan SmartRetirement Passive Blend 2015 Fund	Common/Collective Trust	92,953	1,882,848	1,814,443
	JP Morgan SmartRetirement Passive Blend 2020 Fund	Common/Collective Trust	1,323,955	28,049,811	26,677,702
	JP Morgan SmartRetirement Passive Blend 2025 Fund	Common/Collective Trust	8,872	185,864	181,511
	JP Morgan SmartRetirement Passive Blend 2030 Fund	Common/Collective Trust	1,101,204	24,342,944	22,706,816
	JP Morgan SmartRetirement Passive Blend 2035 Fund	Common/Collective Trust	17,713	377,012	367,541
	JP Morgan SmartRetirement Passive Blend 2040 Fund	Common/Collective Trust	1,428,431	32,262,074	29,639,953
	JP Morgan SmartRetirement Passive Blend 2045 Fund	Common/Collective Trust	16,949	363,850	352,040
	JP Morgan SmartRetirement Passive Blend 2050 Fund	Common/Collective Trust	501,514	11,326,666	10,436,497
	JP Morgan SmartRetirement Passive Blend 2055 Fund	Common/Collective Trust	4,960	91,404	87,690
	Vanguard Institutional Index I	Mutual Fund	337,883	64,683,240	59,923,586
	Vanguard Extended Market Index I	Mutual Fund	366,892	25,332,498	21,268,732
	Eagle Small Cap Growth R6	Mutual Fund	132,966	7,850,845	6,185,582
*	Prudential Total Return Bond Q	Mutual Fund	1,525,027	21,858,879	21,533,377
	Vanguard Total Bond Market Index	Mutual Fund	105,379	1,132,195	1,134,936
	Vanguard Total Stock Index	Mutual Fund	73,130	1,795,485	1,672,476
	MFS Mid Cap Value R5	Mutual Fund	54,902	1,092,462	985,491
	American Funds EuroPacific Growth R6	Mutual Fund	470,528	23,551,265	20,030,380
	Goldman Sachs Small Cap Value Fund	Mutual Fund	272,537	15,163,094	12,692,064
	Ivy Mid Cap Growth R6	Mutual Fund	28,366	623,743	519,667
*	Robeco BP Large Cap Value Equity Fund	Pooled Separate Account	867,390	14,146,338	12,656,722
*	Large Cap Growth Jennison Fund	Pooled Separate Account	1,337,134	37,103,948	33,548,092
*	Tiffany & Co. Common Stock	Common Stock	1,413,059	69,206,047	90,209,692
*	Prudential Retirement Insurance and Annuity Company	Group Annuity Insurance Contract	2,412,569	60,588,307	61,067,966
*	Participant Loans	Rates of interest from 4.25% - 9.25%, maturing at various dates through 2/13/2026.		—	12,004,709
		Total		$447,608,949	$452,129,064
* Party-in-interest
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - CohnReznick LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
(Name of Plan)

Date: July 22, 2016

By: /s/ John S. Barresi
John S. Barresi
Member of Plan Administrative Committee